SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a- 16 or 15d- 16 of

the Securities Exchange Act of 1934

For the month of September 2011

CGG-Veritas

Tour Maine Montparnasse

33 Avenue du Maine – BP 191

75755 PARIS CEDEX 15

(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g32(b): 82

CGGVeritas Announces Completion of BroadSeis 3D Wide-

Azimuth Survey for Chevron Norge

PARIS, France – September 27 2011 – CGGVeritas (ISIN: 0000120164 – NYSE: CGV) announced today that it completed acquisition of a 3D survey with BroadSeisTM, its unique broadband marine solution, for Chevron Norge AS.

The minimum commitment for the program comprised acquisition of a 3D survey over a 2,190 km2 area west of Bodø in the Norwegian Sea. Due to good progress the program was extended to 2,805 km2. In addition, part of the survey was acquired in wide-azimuth (WAZ) mode, making it the first commercial BroadSeis WAZ project. The survey was acquired ahead of schedule by the recently upgraded CGGVeritas vessel, Oceanic Endeavour.

Jean-Georges Malcor, CEO of CGGVeritas, said: “We are very pleased that Chevron has selected our BroadSeis broadband marine solution for their exploration in the deep waters of the Norwegian Sea. This contract offered an excellent opportunity for CGGVeritas to demonstrate the value of the technology relative to sub-volcanic imaging in the sub-basalt areas which predominates in the western part of the Norwegian Sea.”

About CGGVeritas

CGGVeritas (www.cggveritas.com) is a leading international pure-play geophysical company delivering a wide range of technologies, services and equipment through Sercel, to its broad base of customers mainly throughout the global oil and gas industry.

CGGVeritas is listed on the Euronext Paris (ISIN: 0000120164) and the New York Stock Exchange (in the form of American Depositary Shares, NYSE: CGV).

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Investor Relations Contacts:

Paris:	Houston:
Christophe Barnini	Hovey Cox
Tel: +33 1 64 47 38 10	Tel: +1 832 351 8801
E-Mail: invrelparis@cggveritas.com	E-Mail: invrelhouston@cggveritas.com
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The information included herein contains certain forward-looking statements within the meaning of Section 27A of the securities act of 1933 and section 21E of the Securities Exchange Act of 1934. These forward-looking statements reflect numerous assumptions and involve a number of risks and uncertainties as disclosed by the Company from time to time in its filings with the Securities and Exchange Commission. Actual results may vary materially.

THIS FORM 6-K REPORT IS HEREBY INCORPORATED BY REFERENCE INTO THE PROSPECTUS CONTAINED IN CGG VERITAS’ REGISTRATION STATEMENT ON FORM S-8 (REGISTRATION STATEMENT NO. 333-150384) AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Compagnie Générale de Géophysique - Veritas has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

September 27th, 2011	By /s/ Gerard CHAMBOVET
Gerard CHAMBOVET
EVP General Secretary